FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Marshall Paul William (Last) (First) (Middle)	**Raymond James Financial (RJF)**	**X** Director _____ Officer (give title below) _____ 10% Owner _____ Other (specify below)

880 Carillon Parkway

(Street)

	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year **Sept. 2002**	

St. Petersburg   FL   33716

(City)   (State)   (ZIP)

5. If Amendment Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Amount	(A) or (D)	Price			
RJF Common Stock						**3,375**	**D**	

NO UNREPORTED ACTIVITY

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)						Current	2/12/2004	**Common Stock**	1,500	18.6250			
Employee Stock Option (Right to buy)						2/11/2003	2/11/2005	**Common Stock**	1,500	18.44			
Employee Stock Option (Right to buy)						2/9/2004	2/9/2006	**Common Stock**	1,500	36.94			
Employee Stock Option (Right to buy)						2/15/2005	2/15/2007	**Common Stock**	1,500	33.07	6,000	**D**	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations,
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ PAUL W. MARSHALL   30-Sep-02
**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient.
  see Instructions 6 for procedure.